                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For November 15, 2005
                         Commission File Number 0- 50822
                                                --------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X           Form 40-F
                                     -----                   -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                      No    X
                                ------                 -------

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the completion of a Formal Option Agreement to acquire up to 75%
ownership of the Waterbury Project, which includes nine highly prospective uranium claims in the prolific eastern Athabasca Basin, Saskatchewan, Canada, from CanAlaska Ventures Ltd. (TSX-V: CVV). Waterbury is located within 12 kilometers (seven miles) of the world's second largest high-grade uranium deposit.

"We are moving aggressively forward to augment our portfolio with high-quality uranium properties that offer mineralization potential. Waterbury is a highly prospective property in the world's most abundant uranium producing region, and we look forward to unlocking its significant potential," said Kabir Ahmed,
Chairman and CEO of Northwestern.

The Waterbury Project claims total 12,417 hectares (30,683 acres) and are favorably located in close proximity to several of the world's largest uranium mines. These mines host the same unconformity-type uranium deposits as found in the vicinity of the Waterbury Project - the type of deposits from which all of
Canada's uranium is produced. Two major fault systems associated with significant uranium deposits underlie the property area.

The November 9, 2005 Formal Option Agreement incorporates the terms of the
Letter of Intent as announced in the company's press release of October 12,
2005. By way of a Bulletin issued by the TSX Venture Exchange on October 18,
2005, Northwestern has obtained regulatory approval for the transaction.

James S. Kermeen, P.Eng., a qualified person as defined by National Instrument
43-101, is responsible for the preparation of technical information in this news release."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Northwestern Mineral Ventures Inc.

                                          By: /s/ Kabir Ahmed
                                          -------------------
                                              Kabir Ahmed
                                          Chief Executive Officer

Date: November 15, 2005